UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB /A

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

CHINA MULTIMEDIA INC.
(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	98-0507257 I.R.S. Employer Identification No.

Rm 1901-2, Lucky Building

39 Wellington Street, Central, Hong Kong

 (Address of principal executive offices)

Issuers telephone number (852) 2802-8663

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities to be registered pursuant to Section 12(g) of the Act.

50,000,000 shares of common stock, $.001 par value
(Title of Class)

Table of Contents

PART I

1

Item 1. Description of Business

1

Item 2. Management's Discussion and Analysis or Plan of Operation

10

Item 3. Description of Property

13

Item 4. Security Ownership of Certain Beneficial Owners and Management

13

Item 5. Directors and Executive Officers, Promoters and Control Persons

14

Item 6. Executive Compensation

15

Item 7. Certain Relationships and Related Transactions

15

Item 8. Description of Securities

16

PART II

17

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

17

Item 2. Legal Proceedings

17

Item 3. Changes in and Disagreements with Accountants

17

Item 4. Recent Sales of Unregistered Securities

17

Item 5. Indemnification of Directors and Officers

18

PART F/S

20

Item 1. Audited Financial Statements

20

PART III

30

Item 1. Index to Exhibits

30

Item 2. Description of Exhibits

30

SIGNATURES

30

-ii-

PART I

Item 1. Description of Business

Business Development

China Multimedia Inc. (hereinafter also referred to as “we,” “us,” the “Company”, or “CMI”) was incorporated in the State of Nevada on August 16, 2006.  We are a development stage company established to: 1) provide web design solutions to companies; and 2) introduce potential business opportunities to business partners. To date, the Company’s only activities have consisted of developing its business plan, raising initial capital, and signing an agreement with a business partner.  We have not commenced any commercial operations, nor have we earned revenue from any business operations.

CMI’s Web Design Services

CMI plans to provide cost-effective web design solutions for small and medium-sized business enterprises (“SMEs”) throughout Hong Kong.  CMI’s goal is to assist potential clients with establishing or maintaining websites which allow the clients to promote their Internet presence.  Websites provide a vehicle for businesses to post information about their company onto the Internet, thereby reaching the global market. In the current market, many companies are attempting to establish an online presence without spending or committing a substantial amount of capital or time. Establishing an Internet presence is particularly challenging for SMEs.   Accordingly, CMI intends to identify SMEs that may be in need of web services and provide them with a cost effective means of meeting their website design and operational needs.  CMI will focus on locating potential clients (the “T-Clients”) who either do not maintain any form of company website or maintain websites with outdated designs.

To meet the needs of T-Clients, CMI maintains a list of professional freelance web designers (the “Freelance Designers”) who provide CMI with a full range of website templates (the “Templates”) specifically designed for different business sectors. Once we have located a potential T-Client, we will attempt to provide them with an affordable website Template that is suitable to their business needs. Additionally, if the T-Clients request websites with more advanced functions than the Templates currently provide, we will introduce the T-Clients to suitable Freelance Designers to meet the T-Clients specific web design needs.  All of the Freelance Designers we work with possess the relevant knowledge and necessary skill to provide such customized services.

CMI is able to provide cost-effective web design solutions to SMEs by maintaining a full range of Templates which are specific to different business sectors. CMI’s prices are not cost prohibitive to SMEs because we are able to operate with a minimum amount of overhead by not employing any full time software developers or web designers. CMI acts only as a bridge between Freelance Designers and T-Clients. The Freelance Designers that we work with have authorized us to use their professional designs while we attempt to locate potential T-Clients.

CMI currently has an arrangement with its Freelance Designers whereby CMI splits the fee charged to the T-Clients.  Under the fee arrangement, CMI collects 60% of the fee charged to the T-Clients and distributes the remaining 40% to the Freelance Designers.  CMI determines the amount of the fee charged to the T-Clients. CMI and the Freelance Designers agreed orally on the fee arrangement, and we have not signed any written contracts with them.

CMI’s Business Opportunities Program

In addition to our web design service, we will also attempt to create new business opportunities for specific companies. On December 11, 2006, CMI entered into an Agreement (the “Agreement”) with DNA Financial Systems (“DNAF”), a Hong Kong corporation founded in 2005.  DNAF is the regional solution provider for the financial industry in the Asia Pacific Region. It provides integrated solutions by offering online trading systems, Forex dealing room management systems, and corporate treasury risk management systems to banks and financial institutions. It also offers a service named Financial Web Portal Design and Hosting (“FWPDH”). FWPDH is a customized service targeted at stock exchange listed companies. Listed companies can add value to their websites by providing instant stock information to their stockholders. The FWPDH service allows stockholders to receive instant stock price information and delayed chart information on the company website. Professional web designers of DNAF are responsible for designing a tailor-made web portal to suit clients’ needs.

Pursuant to the terms of the Agreement, CMI will attempt to establish new business opportunities for DNAF by identifying, locating, and introducing potential clients (the “D-Clients”) in need of the FWPDH service, to DNAF.  In our search for D-Clients, we will focus on the following areas: Hong Kong, Macau, Singapore, Australia, Taiwan and China (collectively referred to as the “Territory”). CMI plans to initially focus on the market in Hong Kong as a starting point for its business opportunities program due to the fact that management has a significant number of business connections in this area.    Pursuant to the terms of the Agreement, as compensation for CMI’s efforts, CMI is entitled to 40% of the fee that DNAF receives from any D-Client or other business opportunity that CMI establishes for DNAF.  DNAF determines the amount of the fees charged to the D-clients.

The agreement with DNAF is not exclusive so CMI is allowed to perform these services for other companies.  CMI does not presently intend to seek another company for which it will create new business opportunities.

The Chief Executive Officer of DNAF is Mr. Antony Ying Ming Choi.  CMI, its officer and directors do not have any relationships with DNAF, its officers or directors.

Customers and Marketing

CMI employs two business models: 1) our website design services; and 2) our business opportunities program. These models target different customer bases.

Under our first business model, we will attempt to provide web design solutions to SMEs throughout Hong Kong. Our goal is to provide the T-Clients with suitable Templates for their businesses which will both enhance and strengthen their corporate image. To accomplish this goal, we plan to form strategic marketing relationships with web hosting companies throughout Hong Kong, who in turn will promote our services through their networks. We also plan to post advertisements in different online media channels, such as popular search engines and local newspaper websites. In the next 12 months, we plan to hire a sales and marketing expert to locate potential T-Clients and handle the coordination of work with the Freelance Designers.

Under our second business model, we will attempt to identify and establish new business opportunities for various companies. As noted above, we have signed one contract with DNAF,

whereby we will attempt to identify and locate D-Clients in need of the FWPDH service offered by DNAF. The corporations that we target are stock exchange listed companies that want to provide instant stock pricing and chart information to shareholders on their websites. Initially, we will rely on our President, Mr. Wilson Cheung, to provide contact information for listed companies’ owners within the Territory who may be in need of FWPDH services.  Mr. Cheung will personally approach these companies in an effort to engage them as clients of DNAF.

Additionally, CMI and DNAF plan to jointly organize conferences or marketing events in the coming 18 months to promote the use of FWPDH services. Together, we plan on joining the IT Outsourcing Conference & Expo (the “Expo”) to be held in the Hong Kong Convention and Exhibition Centre in 2007.  At the Expo prospective customers will be able to learn about the benefits of the FWPDH services of DNAF. The management of CMI and DNAF will retain the final decision on whether to attend the conference based on their respective budgets.

Competition

The Company will be involved in intense competition with other business entities, many of whom have a competitive edge over CMI because of their established market presence and strong financial resources. The market for our web design services is competitive and has relatively low barriers to entry. Our competitors vary in size and in the variety of services they offer. We encounter competition from a wide variety of companies, including Internet service providers, application service providers, Internet search engine providers, and website hosting companies.  We believe that we have a competitive advantage because we offer many services at a discounted price, due to the fact that our overhead costs are low.  However, we are at a disadvantage in the market because many of our competitors have more resources.

CMI also expects to encounter substantial competition in its efforts to introduce new customers to DNAF. Because CMI is still in the developmental stage, it has fewer resources and a more limited operating history than other consulting firms. Our major competitor is AAStocks International Limited, a Hong Kong company established by Tom Group in 2004. It has offices in Hong Kong, Shanghai and Shenzhen.   We believe that we have a competitive advantage because our president, Mr. Cheung, has many contacts in the industry so he will be able to introduce customers to DNAF.  If we failed to retain the services of Mr. Cheung, we would lose this competitive advantage.

Generally speaking, our competitors have greater resources and managerial capabilities than CMI and are in a better position than the Company to get in touch with potential customers. CMI will rely on the existence of contacts of our director, Mr. Wilson Cheung, to locate potential customers.

In addition, our management team has been in the financial market for years, and they have built up a good relationship with market data vendors, international financial institutions, and potential customers.

Employees

Currently, we do not have any full or part-time employees. The Company is currently managed by Mr. Wilson Kin Cheung, the President and Director of the Company. We have not signed an employment agreement with Mr. Cheung. Mr. Cheung devotes approximately 25% of his time to our operations. We presently do not have pension, health, annuity, insurance, stock options, profit sharing and similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employees.

We plan on hiring one employee in the next twelve months. They will be a sales and marketing expert and will assist Mr. Wilson Cheung in contacting potential clients of CMI and coordinating with the Freelance Designers. They will be based at the Hong Kong office.

Risk Factors

AN INVESTMENT IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING OUR BUSINESS BEFORE PURCHASING ANY OF OUR SHARES OF COMMON STOCK. NO PURCHASE OF OUR COMMON STOCK SHOULD BE MADE BY ANY PERSON WHO IS NOT IN A POSITION TO LOSE THE ENTIRE AMOUNT OF HIS INVESTMENT. THE ORDER OF THE FOLLOWING RISK FACTORS IS PRESENTED ARBITRARILY. YOU SHOULD NOT CONCLUDE THE SIGNIFICANCE OF A RISK FACTOR BECAUSE OF THE ORDER OF PRESENTATION.  THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. WE HAVE DISCLOSED ALL MATERIAL RISKS. OUR BUSINESS AND OPERATIONS COULD BE SERIOUSLY HARMED AS A RESULT OF THESE RISKS.

We have no operating history, and it is difficult to evaluate our financial performance and prospects.

We were incorporated on August 16, 2006 and have not yet commenced our proposed business operations or realized any revenues. With no operating history, we cannot evaluate our financial performance and prospects at this moment. We have not located a T-Client or D-Client yet, and therefore we cannot assure you that we will operate profitably in the future or that we will have adequate working capital to meet our obligations.

We have limited funds available for operating expenses. If we do not obtain funds when needed, we will have to cease our operations.

We have limited operating capital. In the foreseeable future, we expect to incur significant expenses when developing our business in Hong Kong. We plan to raise additional capital through sales of unregistered common stock in the next 12 months as necessary.  There is no assurance that any such sale will occur. There is a possibility that we will run out of cash, and this may affect our operations and thus our profitability.  If we cannot obtain funds when needed, we may have to cease our operations.

Because of our accumulated deficit and lack of revenue, our auditor has raised substantial doubt about our ability to continue our business.  We need to continue as a going concern if our business is to achieve profitability.

Our auditor audited our financial statements for the period from August 16, 2006 to September 30, 2006 on a going concern basis. As described in Note 1 to the financial statements, the Company is a development stage company and has an accumulated deficit as of September 30,

2006. These factors raise substantial doubt about our ability to continue as a going concern, and the auditor’s opinion includes a going-concern qualification.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty. By issuing this opinion, our auditors have indicated that they are uncertain as to whether we have the capability to continue our operations.  If we are unable to generate revenue and/or raise additional financing, we will not have sufficient funds to continue in operation.  We cannot assure you that in the future we will operate profitably or that we will have adequate working capital to meet our obligations as they become due.

Management plans on the continuation of the Company as a going concern include financing the Company’s existing and future operations through additional issuance of common stock and/or advances from the sole stockholder and seeking for profitable business opportunities.  However, the Company has no assurance with respect to these plans.  The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

If economic or other factors negatively affect the SME business sector in Hong Kong, our customers may become unwilling or unable to acquire our web design solutions, which could cause our revenue , if any , to decline and impair our ability to operate profitably.

Our target customers are SMEs. These businesses are more likely to be significantly affected by economic downturns than larger, more established businesses. Moreover, they often have limited discretionary funds, which they may choose to spend on items other than our web design solutions. If SMEs experience economic hardship, they may be unwilling or unable to expend resources to develop their Internet presence, which would negatively affect the overall demand for our services and products, thereby causing a decline in our revenue.  If we cannot generate revenue through this business model, we may not be able to achieve or maintain profitability.

We depend on attracting and retaining qualified employees, the failure of which could result in a material decline in our revenues or the inability to achieve profitability ..

We introduce potential clients to business partners and T-Clients to Freelance Designers. Our future revenues and future growth depend on our ability to attract qualified employees to offer sales and marketing to our customers. Our employees may also be required to reside in or be willing to travel to the various countries in the Territory that we intend to market our FWPDH services.  Additionally, our employees may be required to both speak the local languages and understand the local customs of the various countries in which we market our business partners’ services.  CMI is currently managed by Mr. Wilson Cheung; we have not yet hired any other employees to assist him. We may face difficulties in recruiting suitable qualified employees because the market may not have enough personnel of such kind.  If we are unable to employ such employees, we may not be able to achieve or maintain profitability.

We depend on the quality of services and good reputation to bring in potential clients.  If our quality or reputation is harmed, our ability to achieve or maintain profitability will be harmed.

The Company’s ability to bring in potential clients will depend on the quality of its services and its reputation among its potential clients. Compared to the Company’s competitors, we are still in the development stage and are not as well known in the industry as some of our competitors are. If our clients are dissatisfied with our services or the Company’s reputation is adversely affected for any other reason, our business, result of operations, financial condition and prospects could be materially harmed.

Our success is dependent on retaining key personnel who would be difficult to replace. If we cannot retain these employees, we may not be able to achieve or maintain profitability.

Our success depends largely on the continued services of our key management. In particular, our success depends on the continued efforts of Mr. Wilson Cheung, the President and Director of the Company. Mr. Cheung has significant contacts with the Hong Kong business community and is crucial for our business development. There can be no assurance that Mr. Cheung will continue in his present capacities for any particular period of time. We have no employment agreement with Mr. Cheung.  The loss of the services of Mr. Cheung could materially and adversely affect our ability to attract clients and to employ and retain qualified employees. This could have an adverse impact on our business and potential profitability.

Mr. Wilson Kin Cheung devotes only 25% of his time to CMI.  This may not be sufficient time to make CMI successful.

CMI is currently managed by Mr. Wilson Kin Cheung, the President, the sole officer, employee and Director of CMI. We have not signed any employee agreement with Mr. Cheung, and he currently devotes approximately 25% of his time to our operations.  The limited time that Mr. Cheung can dedicate could have an adverse effect on our business operations and revenue if it is not sufficient to produce profits.

We rely heavily on the reliability, quality, and standard of the Templates designed and developed by our Freelance Designers; any difficulties in maintaining their standards may decrease our ability to attract potential clients.

Our web design solutions, in particular, the pre-designed website Templates, will be developed primarily by the Freelance Designers. The reliability and continuous availability of these Templates are critical to our business.  Therefore, the lack of supply of such Templates could result in our inability to timely deliver our web design solutions to potential clients and would harm our reputation, profitability, and ability to conduct business, as well as causing a decline in our revenue.

We are dependent upon one Vendor.  If we do not maintain our relationship with DNAF, we will not be able to offer intermediary services.  Consequently, we may not be able to achieve or maintain profitability.

Under the Agreement with DNAF, we have the right to promote and market the FWPDH services of DNAF to potential clients throughout the Territory. Our ability to increase revenues in the future will depend significantly on our ability to maintain a strong relationship with DNAF. If we are not able to maintain our relationship with DNAF, our ability to offer our intermediary services will be harmed, and we may not achieve or maintain profitability.

It is difficult to forecast and plan the business because of our limited operating history.

We have no operating history with which to evaluate the Company’s business and its future prospects. As the Company is still in an early development stage, there can be no assurance that we will achieve or sustain profitability on an annual or quarterly basis. Prospective operating results depend on various factors such as the quality of our services, our success in attracting and retaining qualified employees, our ability to gain a competitive advantage to compete with other competitors, and our success in building a good reputation and attracting new clients continuously.

We face intense and growing competition in the web design market. If we are unable to compete successfully, our business will be seriously harmed.

The market for our web design services is competitive and has relatively low barriers to entry. Our competitors vary in size and in the variety of services they offer. We encounter competition from a wide variety of companies, including:

•

Website design and development service and software companies;

•

Internet service providers and application service providers; and

•

Website domain name providers and hosting companies.

Due to the relatively low barriers to entry in our industry, we expect the intensity of competition to increase in the future from other established and emerging companies. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business. We also expect that competition will increase as a result of industry consolidations and formations of alliances among industry participants. If we fail to successfully compete against current or future competitors, we may not be able to achieve or maintain profitability.

We may be unable to protect intellectual property adequately or cost-effectively, which may harm our business and reduce our ability to compete.

Our success depends on our ability to protect and preserve the proprietary aspects of the Templates created by our Freelance Designers and the FWPDH services of DNAF. If we are unable to protect their intellectual property, our competitors could use the intellectual property to market services and products similar to those we offer, which could decrease demand for our services. We may be unable to prevent third parties from using our proprietary assets without our authorization. We do not currently rely on any patents to protect the core intellectual property, and we have not applied for patents in any jurisdictions inside or outside of the United States. To protect, control access to, and limit distribution of our intellectual property, we generally enter into confidentiality and proprietary inventions agreements with our employees, as well as confidentiality or license agreements with consultants, third-party developers, and customers. We also rely on copyright, trademark, and trade secret protection. However, these measures afford only limited protection and may be inadequate. Enforcing our rights could be costly, time-consuming and distracting. Any significant failure or inability to adequately protect our proprietary assets will harm our business and reduce our ability to compete.

Net losses are expected to continue. If we cannot generate revenue, we will be forced to cease operations.

Our net loss from inception to September 30, 2006 is $4,247, consisting of formation expenses of $778 and general and administrative expenses of $3,470, offset by interest income of $1. We expect losses to continue in the next quarter. To achieve and maintain profitability and positive cash flow, we need to: 1) introduce potential clients to DNAF and our Freelance Designers; and 2) develop a strong company reputation in order to attract more potential clients. We also need to minimize our operational expenses. We cannot guarantee that we will be successful in generating revenues in the future. Failure to do so may cause us to cease operations.

Mr. Wilson Kin Cheung is the majority stockholder. He has the ability to elect the Board of Directors.

The value attributable to the right to vote is diminished as a result of Mr. Cheung having a large share position. Mr. Cheung directly has 100% of the voting power of our outstanding equity. As a result, Mr. Cheung’s votes at the stockholder meetings will decide who is elected to the Board of Directors as well as to our management. Provisions in our certificate of incorporation, by-laws may also enhance his control.

We may expand through acquisitions of, or investments in, other companies or technologies, which may result in additional dilution to our stockholders and consume resources that may be necessary to sustain our business.

We may acquire complementary services, technologies or businesses in the future to broaden our business presence. In connection with one or more of those transactions, we may:

•

issue additional equity securities that would dilute our stockholders;

•

use cash that we may need in the future to operate our business; and

•

incur debt that could have terms unfavorable to us or that we might be unable to repay.

Business acquisitions also involve the risk of unknown liabilities associated with the acquired business. In addition, we may not realize the anticipated benefits of any acquisition, including securing the services of key employees. Incurring unknown liabilities or the failure to realize the anticipated benefits of an acquisition could seriously harm our business.

Resale of our Shares may be difficult because there is no current market for our Shares, and it is possible that no market will develop. This may reduce or limit the potential value of our shares.

There is no current public market for our shares of common stock, and no assurance that such a public market will develop in the future. Even in the event that such a public market does develop, there is no assurance that it will be maintained or that it will be sufficiently active or liquid to allow stockholders to easily dispose of their shares.  The lack of a public market or the existence of a public market with little or no activity or liquidity is likely to reduce or limit the potential value of our shares.

If a trading market develops for CMI’s common stock, it is likely to be subject to the "Penny Stock" Rules of the SEC.  The application of such rules would make transactions in our stock cumbersome and may reduce the value of an investment in CMI’s stock.

There is no current trading market for the Shares and there can be no assurances that a trading market will develop.  If such a trading market does develop, it will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks."  Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock as long as it is subject to the penny stock rules. In addition, holders of our shares may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Changes in political and legal conditions in Hong Kong could harm our business operations

Our assets and initial business will be in Hong Kong, and we will conduct our initial business activities there. Any changes in political and legal conditions in both regions may influence our operations and financial conditions. We do not expect that Hong Kong’s own legislature, legal and judicial system and economic autonomy will change until the year 2047. However, any changes in political, legal or other conditions in Hong Kong altering this autonomy could have an adverse effect on our business operations and revenue.

U.S. investors may experience difficulties in attempting to enforce judgments based upon U.S. federal securities laws against us and our non-U.S. resident director.

All of our operations and our assets are located outside the United States.   In addition, all of our officers and director are foreign citizens.  As a result, it may be difficult or impossible for U.S. investors to enforce judgments of U.S. courts for civil liabilities against any of our individual director or officer.

Reports to Security Holders

We will be required to file reports with the SEC under section 13(a) of the Securities Act.  The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.  You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that will contain copies of the reports we file electronically.  The address for the SEC Internet site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis or Plan of Operation

DISCLAIMER REGARDING FORWARD LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements that include risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This Form also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the operation and growth of our business and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date hereof. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in this registration as we are a development stage company with no operations to date. Our ability to generate revenue is subject to substantial risks.

Plan of Operation

CMI was established to provide cost-effective web design solutions to small and medium-sized businesses throughout Hong Kong, thereby allowing the businesses to establish, maintain and promote their Internet presence. We maintain a list of Freelance Designers who provide us with a full range of website Templates that are specifically designed for different business sectors. We focus on locating T-Clients who either do not maintain any form of a company website or maintain websites with outdated designs. Our goal is to provide suitable Templates to T-Clients which help strengthen or reinforce their corporate images. T-Clients may purchase specific Templates from us at affordable prices. Additionally, if T-Clients request websites with more advanced functions than the Templates currently provide, we will introduce the T-Clients to suitable Freelance Designers to meet the T-Clients web design needs.  All of the Freelance Designers we work with possess the relevant knowledge and necessary skill to provide such customized services. CMI shares the fee charged to the T-Clients with the Freelance Designers at an agreed portion. Pursuant to the arrangement, CMI receives 60% of the total fee charged to the T-Clients with the remaining 40% to be distributed to the Freelance Designer. CMI determines the fees that will be charged to T-Clients.

To introduce our web design solutions to T-Clients, we plan on forming strategic marketing relationships with web hosting companies in Hong Kong and promote our services through their networks. We also plan to post advertisements in different online media channels, such as popular search engines and local newspaper websites. In the next 12 months, we plan on hiring a sales and marketing expert to locate T-Clients and handle the coordination of work with the Freelance Designers.

In addition to our web design service, we will also attempt to create new business opportunities for specific Companies. On December 11, 2006, CMI entered into the Agreement with DNAF to bring in potential clients to DNAF. According to the Agreement, CMI will attempt to create new business opportunities for DNAF by locating and introducing D-Clients within the Territory to the services that DNAF provides. As compensation for CMI’s efforts, DNAF will pay CMI 40% of the fees that are generated through the referrals that CMI makes to DNAF.  Initially, CMI plans on targeting the market in Hong Kong in an effort to locate new business opportunities for DNAF.  The corporations that CMI will focus on are those which seek to prioritize their resources to accomplish strategic tasks and focus on their core competencies.  DNAF will determine the fees that are charged to D-Clients.

CMI and DNAF plan to organize joint conferences and marketing events in the coming 18 months to promote the use of FWPDH services. Specifically, the two companies may join the IT Outsourcing Conference & Expo which will be held at the Hong Kong Convention and Exhibition Centre in 2007.  At the conference, prospective customers will have the opportunity to learn about, and become familiar with, the FWPDH services offered by DNAF. The management of CMI and DNAF will retain the final decision on whether to hold the conference based on their respective budgets.

On August 16, 2006, the Company issued 1,000,000 shares to Mr. Wilson Cheung in return for $1,000 and obtained a loan of $1,063 from Mr. Wilson Cheung. Operating expenses are to be advanced from Mr. Wilson Cheung to coincide with the prepaid expenses incurred in other marketing events. It is expected that Mr. Wilson Cheung will advance a total of $5,000 for the next twelve months to the Company; however, Mr. Cheung is not obligated to loan the Company these funds. This sum will be used for general administrative and operating expenses. The Company will need to raise an additional $100,000 for hiring employees and other general and administrative costs of operation within the next twelve months.

Currently, we are affiliated with only one business partner, DNAF. The management believes that our ability to succeed depends upon our ability to establish and maintain additional strategic relationships with other vendors of IT related services and subsequently introducing new clients to them.

It is anticipated that significant expenses will be incurred when developing our business in Hong Kong. It is anticipated that the Company will spend approximately $10 0 ,000 on new equipment such as computers and office facilities and to recruit 1 new employee over the next 12 months.  The Company currently does not have these funds and there is no guarantee that it can raise the funds needed.  We anticipate that our costs for marketing will be approximately $17,500.  We anticipate spending approximately $15,000 in legal fees and accounting fees.  We plan to spend approximately $2,500 for office equipment.  Administrative expenses are anticipated to be about $7,500.  The remainder of the $100,000 will be allocated to general working capital.  We have not entered into any material commitments for capital expenditures.

Critical Accounting Policies.

Revenue Recognition.

CMI derives its revenue from fees for services provided in relation to identifying, locating and introducing potential clients to CMI’s clients. In all cases, revenue is recognized when earned and realizable.  Revenue is recognized when a contract is signed between CMI’s client and the client successfully introduced by CMI.  Revenue includes reimbursements of out-of-pocket expenses incurred by CMI.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes during the reporting period.  Actual results could differ from those estimates.

Liquidity and Capital Resources

Our financial statements are stated in U.S. Dollars, and are prepared in accordance with Generally Accepted Accounting Principles or GAAP.

We are in the development stage and have experienced no significant change in liquidity, capital resources or stockholders' equity. As of September 30, 2006, we had approximately $1,029 cash and cash equivalents on hand.  As of September 30, 2006, our audited balance sheet reflects total assets of $1,029.

We do not plan to expand our operations until the management believes there is a good business opportunity for expansion. We may need to raise our capital in the next twelve months to fulfill our cash requirements.

In the event that we require more working capital, no commitment to provide the additional capital has been made by our sole stockholder. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to us or at all.

The Company plans to fund its future operations through additional sales of its unregistered common stock as necessary, although there can be no assurance the Company will be successful in its efforts to sell its common stock.

As of September 30, 2006, the Company completed a private placement totaling 1,000,000 shares of common stock at a price of $0.001 per share.  The Company issued these 1,000,000 common shares to the director and officer for gross proceeds of $1,000. The sole stockholder and director of the Company advanced a sum of $1,063 as a loan to the Company.

We completed the offering pursuant to Regulation S of the Securities Act. Mr. Cheung represented to us that he was a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Appropriate legends were affixed to the stock certificate issued to each purchaser in according with Regulation S. Each investor was given adequate access about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

As of September 30, 2006, China Multimedia, Inc. had 1,000,000 common shares outstanding.

Our ability to realize assets and discharge liabilities is dependent on continued funding from companies controlled by the president, the receipt of additional funds from investors, and the establishment of successful operations. Our president, Mr. Wilson Cheung, is also the President and the major stockholder of Super Luck, Inc. and Market Data Consultants, Inc. He currently owns 8,500,000 common shares in both companies.

Our auditor audited our financial statements for the period from August 16, 2006 to September 30, 2006 on a going concern basis. As described in Note 1 to the financial statements, the

Company is a development stage company and has an accumulated deficit as of September 30, 2006. These factors raise substantial doubt about our ability to continue as a going concern, and the auditor’s opinion includes a going-concern qualification.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty. By issuing this opinion, our auditors have indicated that they are uncertain as to whether we have the capability to continue our operations.  If we are unable to generate revenue and/or raise additional financing, we will not have sufficient funds to continue in operation.  We cannot assure you that in the future we will operate profitably or that we will have adequate working capital to meet our obligations as they become due.

Management plans on the continuation of the Company as a going concern include financing the Company’s existing and future operations through additional issuance of common stock and/or advances from the sole stockholder and seeking for profitable business opportunities.  However, the Company has no assurance with respect to these plans.  The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Item 3. Description of Property

Office Facilities

We have no real property and currently operate from office space provided by Easterly Financial Investment Limited (“Easterly”), for which we pay no rent. Wilson Cheung, the president and shareholder of CMI, is the managing director of Easterly.  We have no lease with Easterly.   Easterly is located at Room 1901-02, Lucky Building, 39 Wellington Street, Central, Hong Kong. We have no plans to obtain additional office space until our business is more developed.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 30, 2006, the ownership of each executive officer and director of the Company, of all executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of the Company except as may be otherwise noted.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of Class

Common	Wilson Kin Cheung (1) Rm1901-02, 19th Floor, Lucky Building, 39 Wellington Street, Central.	1,000,000	100%

Common	All Officers and Directors as a Group (1 in number)	1,000,000	100%

(1)Mr. Wilson Kin Cheung is a director and executive officer of the Company.

Item 5. Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

The respective positions and ages of our directors and executive officers and the year in which each director was first elected are shown in the following table. Each director has been elected to hold office until the next annual meeting of stockholders and thereafter until his successor is elected and has qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. There are no agreements or understandings for any officer or director to resign at the request of another person, and no officer or director is acting on behalf of or will act at the direction of any other person.

Name	Age	Position	Director Since

Wilson Kin Cheung	32	President and Director	August 2006

Mr. Wilson Kin Cheung has been the President and Director of CMI since August 2006. His responsibilities include general management and financial management. Mr. Cheung also holds the positions of Secretary, Treasurer and Chief Financial Officer.  Mr. Cheung has more than ten years working experience in the investment banking and corporate finance areas in Hong Kong markets.  Mr. Cheung has been the Director and President of Super Luck, Inc., a Delaware corporation that resells a financial software product, since August 2005.  He has been the director and president of Market Data Consultants, Inc. since December 2005.  In July 2005, he became a managing director of Easterly Financial Investment Limited, a Hong Kong corporation, which provides financial advisory services in the Asia Pacific region. Mr. Cheung was with First Asia Finance Group Limited from December 2001 to July 2005. Mr. Cheung worked as a junior executive officer in the corporate finance department with Oriental Patron Asia Limited, an investment bank specializing in corporate finance, from September 1999 to September 2000; as an Assistant Manager with Kingsway Capital Limited, an investment bank specializing in corporate finance from October 2000 to May 2001; and as a Manager with Core Pacific - Yamaichi International (H.K.) Limited in Hong Kong from June 2001 to November 2001, engaging in the provision of corporate finance, financial advisory, and securities placement and underwriting services . Mr. Cheung holds a Bachelor of Business degree from the Swinburne University of Technology in Melbourne, Australia.  He received an EMBA from the Chinese University of Hong Kong in 2006. Since July 2005, Mr. Cheung has been the managing director of Easterly Financial Investment Limited.

Significant Employees

We have no employees at this time.  CMI is managed by its directors and executive officers.

Family Relationships

There is no family relationship between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

There have been no legal proceedings involving either our directors or executive officers during the past five years that are material to an evaluation of the ability or integrity of any director or executive officer of China Multimedia, Inc.

Item 6. Executive Compensation

At this time, no compensation has been scheduled for members of the Board of Directors or officers of the Company.

Future compensation of officers will be determined by the Board of Directors based upon the financial condition and performance of the Company, the financial requirements of the Company, and individual performance of each officer.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Long-Term Compensation

Not Applicable

Item 7. Certain Relationships and Related Transactions

During the period ended September 30, 2006, our shareholder and president, Mr. Wilson Cheung, loaned CMI the sum of $1,063.  This is an unsecured loan that does not bear interest and has no due date.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash.  Any such issuance of stock would be made on an adhoc basis.  Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers or to any other affiliate of the Company except as described under "Executive Compensation" above.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them.  It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders.  Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8. Description of Securities

Common Stock

We are authorized to issue 50,000,000 shares of $ 0.001 par value Common Stock, of which 1,000,000 shares are issued and outstanding. As of the date hereof, there are no outstanding options, warrants or other securities.

Voting Rights

Each outstanding share of the Common Stock is entitled to one vote in person or by proxy in all matters that may be voted upon by stockholder of the Company, except that in the election of Directors, cumulative voting is permitted.

Cash Dividends

As of the date hereof, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, and other applicable conditions. We do not intend to pay any cash dividends in the foreseeable future but rather to reinvest earnings, if any, in our business operations.

Anti-Takeover Provisions

There are no anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Preemptive Rights

The holders of the Common Stock have no preemptive or other preferential rights to purchase additional shares of any class of the Company's capital stock in subsequent stock offerings.

Liquidation Rights

In the event of the liquidation or dissolution of the Company, the holders of the Common Stock are entitled to receive, on a pro rata basis, all assets of the Company remaining after the satisfaction of all liabilities.

Conversion and Redemption Rights

The shares of the Company’s Common Stock have no conversion rights and are not subject to redemption. All of the issued and outstanding shares of the Company’s Common Stock are, and the unissued shares in this offering, when sold and paid for, will be duly authorized, fully paid, non-assessable and validly issued.

Stock Transfer Agent

The Company’s transfer agent is Madison Stock Transfer, Inc., 1813 East 24th Street, Brooklyn, NY 11229.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock does not trade on any exchange or any Over-the-Counter Electronic Bulletin Board.

The Company's shares of common stock are restricted securities under the Securities Act of 1933.

As of February 5, 2007 , the Company's shares were owned by one registered stockholder with 1,000,000 shares outstanding. No dividends have been paid or declared by us since inception, and we do not plan to issue dividends in the near future.

Item 2. Legal Proceedings

China Multimedia, Inc. does not know of any material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceedings or pending litigation.

Item 3. Changes in and Disagreements with Accountants

We have had no changes in or disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

As of September 30, 2006, the Company has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration
Wilson Kin Cheung	08/16/2006	1,000,000	$1,000
Room 1901-02, Lucky Building,
39 Wellington Street,
Central, Hong Kong.

The securities were not registered under the Securities Act of 1933.  The Company completed the offerings pursuant to Regulation S of the Securities Act. Mr. Cheung represented to the Company that he was a non-US person as defined in Regulation S. The Company did not engage in a distribution of this offering in the United States. Appropriate legends were affixed to the stock certificate issued to each purchaser in according with Regulation S. Each investor was given adequate access about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

 Item 5. Indemnification of Directors and Officers

Pursuant to Section 78.751 of the Nevada Revised Statutes, the Company’s Articles of Incorporation and Bylaws include provisions requiring the Company to provide indemnification for officers, directors, and other persons.  The following describes the terms of the indemnification:

(a)

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b)

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d)

Any indemnification under this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g)

The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Part F/S

  Item 1. Audited Financial Statements

(For the Period from August 16, 2006 to September 2006)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the sole director and stockholder of China Multimedia, Inc.

(A Development Stage Company)

We have audited the accompanying balance sheet of China Multimedia, Inc. (the “Company”) as of September 30, 2006, and the related statements of operations, stockholder’s (deficit) and cash flows for the period from August 16, 2006 (date of inception) to September 30, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Multimedia, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the period from August 16, 2006 (date of inception) to September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As described in Note 1 to the financial statements, the Company is a development stage company and has an accumulated (deficit) as of September 30, 2006, these factors raise substantial doubt about its ability to continue as a going concern.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PKF

Certified Public Accountants

Hong Kong , China

October 31, 2006

CHINA MULTIMEDIA, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

AS OF SEPTEMBER 30, 2006

US$

ASSETS

Current assets
Cash and cash equivalents	1,029

Total assets	1,029

LIABILITIES AND STOCKHOLDER’S (DEFICIT)

Current liabilities
Accrued audit fee	3,213
Amount due to stockholder (Note 7)	1,063

Total liabilities	4,276

Stockholder’s (deficit)
Common stock - US$0.001 par value (Note 4):
authorized 50,000,000 shares; 1,000,000 shares issued and outstanding	1,000
Accumulated (deficit) during development period	(4,247)

Total stockholder’s (deficit)	(3,247)

Total liabilities and stockholder’s (deficit)	1,029

See accompanying notes to financial statements.

CHINA MULTIMEDIA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM AUGUST 16, 2006 (DATE OF INCEPTION) TO

SEPTEMBER 30, 2006

US$

Revenue	-

Expenses
Formation expenses	778
General and administrative expenses	3,470

Loss from operations	(4,248)
Interest income	1

Loss before income taxes	(4,247)
Income taxes (Note 2)	-

Net loss	(4,247)

Net loss per share:
Basic and diluted (Note 3)	(0.00)

Weighted average number of shares:
Basic and diluted	1,000,000

See accompanying notes to financial statements.

CHINA MULTIMEDIA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDER’S (DEFICIT)

FOR THE PERIOD FROM AUGUST 16, 2006 (DATE OF INCEPTION) TO

SEPTEMBER 30, 2006

			Accumulated
	Common stock		(deficit) during
	No. of		development
	shares	Amount	period	Total
		US$	US$	US$
Issuance of common stock
on August 16, 2006 (Note 4)	1,000,000	1,000	-	1,000

Net loss	-	-	(4,247)	(4,247)

Balance, September 30, 2006	1,000,000	1,000	(4,247)	(3,247)

See accompanying notes to financial statements.

CHINA MULTIMEDIA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM AUGUST 16, 2006 (DATE OF INCEPTION) TO

SEPTEMBER 30, 2006

US$

Cash flows from operating activities:
Net loss	(4,247)
Change in liabilities:
Increase in accrued audit fee	3,213

Net cash used in operating activities	(1,034)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,000
Advance from a stockholder	1,063

Net cash provided by financing activities	2,063

Net change in cash and cash equivalents	1,029

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	1,029

Cash paid for:
Income taxes paid	-
Interest paid	-

See accompanying notes to financial statements.

CHINA MULTIMEDIA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 16, 2006 (DATE OF INCEPTION) TO

SEPTEMBER 30, 2006

1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Corporate information

China Multimedia, Inc. (the “Company”) was incorporated in the State of Nevada on August 16, 2006 for the purpose of exploring new business opportunities.

The Company is a development stage company and has no activity during the period.

Continuance of operations

These financial statements are prepared on a going concern basis, which considers the realization of assets and satisfaction of liabilities in the normal course of business.  As of September 30, 2006, the Company had cash and cash equivalents of US$1,029, working capital and stockholder’s (deficit) of US$3,247 and accumulated (deficit) of US$4,247 respectively.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans on the continuation of the Company as a going concern include financing the Company’s existing and future operations through additional issuance of common stock and/or advances from the sole stockholder and seeking for profitable business opportunities.  However, the Company has no assurance with respect to these plans.  The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Cash and cash equivalents

Cash and cash equivalents comprise highly liquid investments with original maturity of three months or less.  At September 30, 2006, cash and cash equivalents consist of bank balance of US$1,029 denominated in Hong Kong dollars (“HKD”).

Concentration of risk

The Company maintains a HKD savings account with a commercial bank in Hong Kong, which are financial instruments that are potentially subject to concentration of credit risk.  During the reporting period, the Company has not engaged in any hedging activities.

CHINA MULTIMEDIA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 16, 2006 (DATE OF INCEPTION) TO

SEPTEMBER 30, 2006

1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

(CONT’D)

Income taxes

The Company accounts for income tax in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns.  Deferred income taxes are recognized for all significant temporary differences between tax and financial statement bases of assets and liabilities.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that these deferred tax assets will not be realized.

Foreign currency translation

The Company keeps cash and cash equivalents and incurred expenses in HKD during the reporting period and thus HKD is considered to be the functional currency.  Transactions denominated in currencies other than HKD are translated into HKD at the applicable rates of exchange prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in other currencies are translated into HKD at the rates of exchange prevailing at the balance sheet date.  Exchange gains and losses are included in the determination of net income.

For financial reporting purposes, HKD has been translated into United States dollars (“US$”) as the reporting currency.  Assets and liabilities are translated into US$ at the exchange rate in effect at the period end.  Income and expenses are translated at average exchange rate prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholder’s equity as “Accumulated other comprehensive income - foreign currency translation adjustments”.  Gains and losses resulting from foreign currency translation are included in other comprehensive income/(loss).

Conversion of amounts from Hong Kong dollars into United States dollars has been made at the exchange rate of US$1.00 = HK$7.78 from inception on August 16, 2006 to September 30, 2006.

During the reporting period, there was no exchange difference.

CHINA MULTIMEDIA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 16, 2006 (DATE OF INCEPTION) TO

SEPTEMBER 30, 2006

1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

(CONT’D)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes during the reporting period.  Actual results could differ from those estimates.

Fair values of financial instruments

Financial instruments include cash and cash equivalents and accrued audit fee.  Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments.  The respective carrying values of financial instruments approximate their fair values.  Fair values were assumed to approximate carrying values since they are short-term in nature or they are receivable or payable on demand.

2.

INCOME TAXES

A reconciliation of income taxes at statutory rate is as follows :-

US$

Loss before income taxes	(4,247)

Expected benefit at statutory rate of 15%	(637)
Valuation allowance	637
-

Recognized deferred income tax asset is as follows:

Operating losses available for future periods	637
Valuation allowance	(637)
-

At September 30, 2006, the Company has incurred operating losses of US$4,247 which, if unutilized, will expire through to 2026.  Future tax benefits arising as a result of these losses have been offset by a valuation allowance.

CHINA MULTIMEDIA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 16, 2006 (DATE OF INCEPTION) TO

SEPTEMBER 30, 2006

3.

NET LOSS PER SHARE

During the reporting period, the Company did not issue any dilutive instruments.  Accordingly, the reported basic and diluted loss per share is the same.

4.

COMMON STOCK

The Company was incorporated on August 16, 2006 with authorized capital of 50,000,000 shares of common stock of US$0.001 par value.  On August 16, 2006, 1,000,000 shares of common stock of US$0.001 par value totaling US$1,000 were issued for cash.

5.

STOCK INCENTIVE PLAN

The Company has not established any stock incentive plan since its incorporation.

6.

COMMITMENTS AND CONTINGENCIES

The Company had no commitments or contingent liabilities as of September 30, 2006.

7.

RELATED PARTY TRANSACTIONS

The sole stockholder, who is also the director, advanced US$1,063 to the Company financing its working capital for the period from inception on August 16, 2006 through September 30, 2006.  The advance is interest-free, unsecured and repayable on demand.

PART III

Item 1. Index to Exhibits

Item 2. Description of Exhibits

Exhibit Number	Description of Exhibits

3 ..1	Certificate of Incorporation (herein incorporated by reference to the Form 10-SB filed with the Securities and Exchange Commission on January 5, 2007)
3 ..2	Bylaws (herein incorporated by reference to the Form 10-SB filed with the Securities and Exchange Commission on January 5, 2007)
3.3	Specimen Stock Certificate *
10 ..1	Contract with DNA Financial Systems signed on December 11, 2006 (herein incorporated by reference to the Form 10-SB filed with the Securities and Exchange Commission on January 5, 2007)

•

filed herewith

•

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MULTIMEDIA, INC.

By: /s/ Wilson Cheung

Wilson Cheung, President and Director

Date: April 25 , 2007